Media release

Rio Tinto completes sale of Zululand Anthracite Colliery

2 September 2016

Rio Tinto has completed the sale of its 74 per cent of Zululand Anthracite Colliery (ZAC) to Menar Holding, for an undisclosed sum.

ZAC, an underground mine in Zululand, South Africa, produces premium quality anthracite for international and domestic customers and has more than 1,300 employees and contractors. The remaining 26 per cent of ZAC will continue to be held by its Broad-Based Black Economic Empowerment partner, Maweni Mining Consortium Pty Ltd.

Menar has a proven track record of operating and investing in South Africa through its controlling interest in Canyon Coal, which owns three coal mines in Mpumalanga and other coal projects in Mpumalanga and Gauteng.

Rio Tinto has a long-standing relationship with South Africa and continues to invest in Richards Bay Minerals and exploration for other minerals in the country.

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